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EXHIBIT 1

LIBERTY UK, INC.
12300 Liberty Boulevard
Englewood, CO 80112

        July 17, 2002

        In accordance with Article 71.3 of the Articles of Association of Telewest Communications plc, we hereby notify you that, effectively immediately, the Liberty Group is removing its three representatives (Messrs. Bennett and Hollis and Ms. Curtis) from the Telewest board of directors. In doing so, the Liberty Group reserves all of its rights under the Revised New Relationship Agreement among Telewest, Liberty Media International, Inc. and certain of its subsidiaries, and Microsoft Corporation.

        We are taking this action in light of the special arrangements being put in place which will "wall off" the Liberty Group representatives from any board or board committee deliberations relating to any proposals concerning a reorganization of Telewest's balance sheet. In light of those arrangements, we believe it is in our and Telewest's best interest to remove our representatives as their ability to properly discharge their obligations as directors of Telewest will be significantly restricted. We also hope that our action will eliminate the appearance of any conflict of interest in any restructuring discussions that may occur in the future.

        We do not presently intend to appoint any replacement representatives to the board of Telewest for so long as the Telewest board is entertaining any reorganization proposals or alternatives thereto.

Sincerely,
LIBERTY UK, INC.
By:	/s/ ROBERT R. BENNETT
	Name:	Robert R. Bennett
	Title:	Chairman of the Board

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  EXHIBIT 1